Exhibit 11

Computation of Earnings per Share

	Three Months Ended June 30, 2009	Six Months Ended June 30, 2009
(Loss) available to common stockholders	$(3,590,580)	$(3,152,980)
Weighted average shares outstanding	4,935,542	4,935,542
Basic (loss) per share	$(0.73)	$(0.64)
(Loss) for diluted (loss) per share	$(3,590,580)	$(3,152,980)
Total weighted average common shares and equivalents outstanding for diluted computation	4,935,542	4,935,542
Diluted (loss) per share	$(0.73)	$(0.64)